ORBIS

Warsaw, 2002-11-12

03003583

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
JAN 14 2003
WASH. D.C. SECTION

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the 3 quarter 2002 Report.

Best regards

Krzysztof Gerula

Vice-President

SUPPL

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

dlw 2/4

ORBIS S.A.

SA-Q 3/2002 in thousands of PLN

Report SA-Q 3/2002

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 1 item 1 of the Ordinance of the Council of Ministers dated October 16, 2001 (Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of **ORBIS S.A.**
submits in public this quarterly report for the III quarter 2002. Date submitted: 05.11.2002r.

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	3 quarters 2002 ended Sept. 30, 2002 cumulative	3 quarters 2001 ended Sept. 30, 2001 cumulative	**3 quarters 2002 ended Sept. 30, 2002 cumulative**	3 quarters 2001 ended Sept. 30, 2001 cumulative
I. Net sales revenues	**472 647**	**535 033**	**123 458**	**146 096**
II. Operating profit (loss)	**37 468**	**59 513**	**9 787**	**16 251**
III. Profit (loss) before taxation	**38 429**	**64 391**	**10 038**	**17 583**
IV. Net profit (loss)	**24 734**	**44 124**	**6 461**	**12 048**
V. Net cash flows from operating activities	**80 737**	**77 374**	**21 089**	**21 128**
VI. Net cash flows from investing activities	**- 56 192**	**- 75 963**	**- 14 678**	**- 20 742**
VII. Net cash flows from financing activities	**- 9 699**	**6 152**	**- 2 533**	**1 680**
VIII. Total net cash flows	**14 846**	**7 563**	**3 878**	**2 065**
IX.. Total assets	**1 631 492**	**1 560 942**	**400 052**	**402 201**
X. Liabilities and reserve for liabilities	**231 449**	**231 265**	**56 753**	**59 589**
XI. Long-term liabilities	**52 641**	**40 572**	**12 908**	**10 454**
XII. Short-term liabilities	**82 861**	**73 221**	**20 318**	**18 866**
XIII. Shareholders' equity	**1 400 043**	**1 329 677**	**343 299**	**342 612**
XIV. Share capital	**92 154**	**92 154**	**22 597**	**23 745**
XV. Number of shares	**46 077 008**	**46 077 008**	**46 077 008**	**46 077 008**
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	**0,68**	**1,11**	**0,18**	**0,30**
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	**30,38**	**29,77**	**28,86**	**28,16**
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)				

BALANCE SHEET

	as at Sept. 30, 2002 end of 3rd quarter 2002	**as at June 30, 2002 end of prior quarter 2002**	as at Sept. 30, 2001 end of 3rd quarter 2001	as at June 30, 2001 end of prior quarter 2001
Assets				
I. Fixed assets	**1 446 332**	**1 448 752**	1 394 115	1 377 710
1. Intangible assets	**1 700**	**2 050**	**2 900**	**3 285**
- goodwill	**593**	**730**	**1 140**	**1 277**
2. Tangible fixed assets	**1 345 922**	**1 341 880**	**1 286 858**	**1 270 450**
3. Long-term receivables	**0**	**0**	**0**	**0**
3.1. From subsidiary and associated companies	**0**	**0**	**0**	**0**
3.2. From other companies	**0**	**0**	**0**	**0**
4. Long-term investments	**84 011**	**88 409**	**83 142**	**81 229**
4.1. Real estste	**8 896**	**12 448**	**0**	**0**
4.2. Intangible assets	**0**	**0**	**0**	**0**
4.3. Long-term financial assets	**74 996**	**74 886**	**83 044**	**81 131**
a) in subsidiary and associated companies	**30 597**	**30 487**	**38 356**	**38 050**
- shares in companies valued under the equity method	**0**	**0**	**0**	**0**
b) in other companies	**44 399**	**44 399**	**44 688**	**43 081**
4.4. Other long-term investments	**119**	**1 075**	**98**	**98**
5. Long-term deferred expenses	**14 699**	**16 413**	**21 215**	**22 746**
5.1. Deferred income tax	**13 503**	**14 795**	**18 478**	**19 577**
5.2. Other deferred expenses	**1 196**	**1 618**	**2 737**	**3 169**
II. Current assets	**185 160**	**166 010**	**166 827**	**158 362**
1. Inventories	**12 021**	**12 859**	**15 040**	**16 263**
2. Current receivables	**47 127**	**45 020**	**59 970**	**58 226**
2.1. From subsidiary and associated companies	**7 609**	**6 329**	**8 832**	**8 598**
2.2. From other companies	**39 518**	**38 691**	**51 138**	**49 628**
3. Short-term investments	**114 409**	**89 528**	**76 967**	**61 393**
3.1. Short-term financial assets	**90 887**	**75 420**	**62 859**	**47 285**
a) in subsidiary and associated companies	**242**	**242**	**242**	**242**
b) in other companies	**0**	**0**	**0**	**0**

ORBIS S.A.

c) cash and cash equivalents	90 644	75 178	62 616	47 043
3.2. Other short-term investments	23 523	14 108	14 108	14 108
4. Short-term deferred expenses	11 603	18 603	14 850	22 480
Total Assets	1 631 492	1 614 762	1 560 942	1 536 072
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	1 400 043	1 371 690	1 329 677	1 297 743
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares in treasury (negative value)	0	0	0	0
4. Reserve capital	707 568	707 001	673 768	673 405
5. Revaluation capital	561 314	559 374	517 115	506 070
6. Other reserve capitals	0	0	0	0
7. Prior years' profit (loss)	14 273	6 768	2 517	7 049
8. Net profit (loss)	24 734	6 393	44 124	19 065
9. Net profit write-downs during the financial year (negative value)	0	0	0	0
II. Liabilities and reserves for liabilities	231 449	243 072	231 265	238 329
1. Reserves for liabilities	89 798	90 250	108 396	104 794
1.1. Reserve for deferred income tax	12 586	12 815	13 299	13 549
1.2. Provisions for pension and similar benefits	44 656	46 795	60 710	60 710
a) long-term provisions	37 912	40 051	52 881	52 881
b) short-term provisions	6 744	6 744	7 829	7 829
1.3. Other provisions	32 556	30 640	34 387	30 535
a) long-term provisions	18 713	18 255	16 477	15 693
b) short-term provisions	13 843	12 385	17 910	14 842
2. Long-term liabilities	52 641	52 250	40 572	38 524
2.1. To subsidiary and associated companies	0	0	0	0
2.2. To other companies	52 641	52 250	40 572	38 524
3. Current liabilities	82 861	94 272	73 221	82 814
3.1. To subsidiary and associated companies	600	651	752	875
3.2. To other companies	71 634	81 286	61 218	69 278
3.3. Special funds	10 626	12 335	11 251	12 661
4. Accrued expenses and deferred income	6 149	6 300	9 076	12 197
4.1. Negative goodwill	0	0	0	0
4.2. Other accrued expenses and deferred income	6 149	6 300	9 076	12 197
a) long-term accruals	0	0	0	0
b) short-term accruals	6 149	6 300	9 076	12 197
Total Shareholders' Equity and Liabilities	1 631 492	1 614 762	1 560 942	1 536 072

Book value	1 400 043	1 371 690	1 329 677	1 297 743
Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	30,38	29,77	28,86	28,16
Diluted number of shares				
Book value per share (in PLN) - diluted				

OFF-BALANCE-SHEET ITEMS

	as at Sept. 30, 2002 end of 3rd quarter 2002	as at June 30, 2002 end of prior quarter 2002	as at Sept. 30, 2001 end of 3rd quarter 2001	as at June 30, 2001 end of prior quarter 2001
1. Contingent receivables	0	0	0	0
1.1. From subsidiary and associated companies (due to)	0	0	0	0
- guarantees received				
-				
1.2. From other companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-				
2. Contingent liabilities	4 993	4 993	54 460	47 652
2.1. In favour of subsidiary and associated companies (due to)	4 993	4 993	54 460	47 652
- guarantees extended	4 993	4 993	54 460	47 652
-				
2.2. In favour of other companies (due to)	0	0	0	0
- guarantees extended	0	0	0	0
-				
3. Other (due to)	0	0	0	0
-	0	0	0	0
Total off-balance-sheet items	4 993	4 993	54 460	47 652

ORBIS S.A.

PROFIT AND LOSS ACCOUNT

	III kwartał 2002 okres od 01.07.2002 do 30.09.2002	3 kwartały 2002 narastająco okres od 01.01.2002 do 30.09.2002	III kwartał 2001 okres od 01.07.2001 do 30.09.2001	3 kwartały 2001 narastająco okres od 01.01.2002 do 30.09.2001
I. Net sales revenues	**172 128**	**472 647**	**187 489**	**535 033**
- of which sales to subsidiary and associated companies	19 460	44 121	13 686	39 057
1. Net sales of products	170 838	468 638	185 867	530 463
2. Net sales of merchandise and raw materials	1 290	4 009	1 622	4 570
II. Cost of products, merchandise and raw materials sold	**112 884**	**337 582**	**120 088**	**373 607**
- of which sold to subsidiary and associated companies	5 866	13 799	3 376	9 714
1. Cost of products sold	112 476	336 342	119 531	372 043
2. Cost of merchandise and raw materials sold	408	1 240	557	1 564
III. Gross profit (loss) on sales (I-II)	**59 244**	**135 065**	**67 401**	**161 426**
IV. Distrubution expenses	10 796	29 914	10 387	27 732
V. General administrative expenses	20 727	62 102	20 368	66 945
VI. Profit (loss) on sales (III-IV-V)	**27 721**	**43 049**	**36 646**	**66 749**
VII. Other operating income	3 536	7 267	9 036	15 917
1. Gain on disposal of non-financial fixed assets	0	0	7 111	7 380
2. Subsidies	5	17	6	17
3. Other operating income	3 531	7 250	1 919	8 520
VIII. Other operating expenses	4 969	12 848	10 726	23 153
1. Loss on disposal of non-financial fixed assets	556	213	0	0
2. Reveluation of non-financial fixed assets	0	0	0	0
3. Other operating costs	4 413	12 635	10 726	23 153
IX. Operating profit (loss) (VI+VII-VIII)	**26 288**	**37 468**	**34 956**	**59 513**
X. Financial income	1 711	4 877	2 022	8 377
1. Equity income – dividends	0	175	43	2 043
- of which from subsidiary and associated companies	0	175	43	2 043
2. Interest receivable	976	2 500	1 237	4 176
- of which from subsidiary and associated companies	0	30	0	55
3. Gain on disposal of investments	0	0	566	566
4. Reveluation of investments	0	0	0	0
5. Other financial income	735	2 202	176	1 592
XI. Financial expenses	755	3 996	- 178	3 499
1. Interest payable	370	1 848	730	3 497
- of which to subsidiary and associated companies	0	0	0	0
2. Loss on disposal of investments	0	0	0	0
3. Reveluation of investments	0	989	0	0
4. Other financial expenses	385	1 159	- 908	2
XII. Profit (loss) on ordinary activities (IX+X-XI)	**27 244**	**38 349**	**37 156**	**64 391**
XIII. Result of extraordinary itms (XIII.1. - XIII.2.)	**- 2**	**80**	**0**	**0**
1. Extraordinary gains	26	115	0	0
2. Extraordinary losses	28	35	0	0
XIV. Profit (loss) before taxation (XII+/-XIII)	**27 242**	**38 429**	**37 156**	**64 391**
XV. Corporate income tax	8 901	13 695	12 097	20 267
a) current portion	7 855	12 541	11 325	22 463
b) deferred portion	1 046	1 154	772	- 2 196
XVI. Other obligatory profit decreases (loss increases)	0	0	0	0
XVII. Share in net profits (losses) of companies valued under the equity method	0	0	0	0
XIX. Net profit (loss) (XIV-XV-XVI+/-XVII)	**18 341**	**24 734**	**25 059**	**44 124**

Net profit (loss) (on annual basis)		31 419		51 122
Weighted average number of ordinary shares		46 077 008		46 077 008
Earning (loss) per ordinary share (in PLN) - basic		0,68		1,11
Diluted weighted average number of ordinary shares				
Earning (loss) per ordinary share (in PLN) - diluted				

STATEMENT OF SHAREHOLDERS' EQUITY

	3rd quarter 2002 ended Sept. 30, 2002	3 quarters 2002 ended Sept. 30, 2002 cumulative	3rd quarter 2001 ended Sept. 30, 2001	3 quarters 2001 ended Sept. 30, 2001 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	1 371 690	1 098 900	1 297 744	1 048 547
a) changes in accepted accounting principles (polices)	0	254 525	0	234 492
b) corrections of material faults	0	0	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 371 655	1 353 425	1 309 150	1 283 039
1. Share capital at the beginning of period	92 154	92 154	92 154	92 154
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issuance of shares	0	0	0	0

ORBIS S.A.

-				
b) reductions, of which:	0	0	0	0
- retirement of shares	0	0	0	0
-				
1.2. Share capital at the end of period	**92 154**	**92 154**	**92 154**	**92 154**
2. Not paid-up share capital at the beginning of period	0	0	0	0
2.1. Changes in not paid-up share capital	0	0	0	0
a) additions, of which:	0	0	0	0
-				
b) reductions, of which:	0	0	0	0
-				
2.2. Not paid-up share capital at the end of period	0	0	0	0
3. Own shares in treasury at the beginning of period	0	0	0	0
3.1. Changes in own shares in treasury	0	0	0	0
a) additions, of which:	0	0	0	0
-				
b) reductions, of which:	0	0	0	0
-				
3.2. Own shares in treasury at the end of period	0	0	0	0
4. Reserve capital at the beginning of period	707 001	674 404	673 405	588 342
4.1. Changes in reserve capital	567	33 163	362	85 426
a) additions, of which:	567	33 426	362	85 426
- additional paid-in capital from issuance of shares	0	0	0	0
- distribution of profit (by law)	0	0	0	0
- distribution of profit (in excess of value required by law)	0	32 547	0	84 807
- sale or disposal of tangible fixed assets	567	879	362	619
b) reductions, of which:	0	263	0	0
- coverage of loss	0	263	0	0
-				
4.2. Reserve capital at the end of period	707 568	707 568	673 767	673 768
5. Revaluation capital at the beginning of period	559 339	535 889	517 477	517 733
5.1. Changes in revaluation capital	1 975	25 425	- 363	- 619
a) additions, of which:	5 354	30 245	0	0
-	5 354	30 245	0	0
b) reductions, of which:	3 379	4 820	363	619
- sale or disposal of tangible fixed assets	567	879	363	619
- reserve for deferred income tax charged to capital	18	196	0	0
- reclassification of investments	2 794	3 745	0	0
5.2. Revaluation capital at the end of period	561 314	561 314	517 114	517 114
6. Other reserve capital at the beginning of period	0	0	0	0
6.1. Changes in other reserve capital	0	0	0	0
a) additions, of which:	0	0	0	0
-				
b) reductions, of which:	0	0	0	0
-				
6.2. Other reserve capital at the end of period	0	0	0	0
7. Prior years' profit (loss) at the beginning of period	6 768	50 978	7 049	84 810
7.1. Prior years' profit at the beginning of period	6 768	50 978	7 049	84 810
a) changes in accepted accounting principles (polices)	- 20	6 748	- 4 532	2 514
b) corrections of material faults	0	0	0	0
7.2. Prior years' profit at the beginning of period, after restatement to comparative data	6 748	57 726	2 517	87 324
a) additions, of which:	7 525	7 525	84 807	0
- distribution of prior years' profit	0	0	0	0
-reclassification of investments	7 525	7 525	0	0
b) reductions, of which:	0	50 978	0	84 807
- distribution of prior years' profit	0	50 978	0	84 807
- others	0	0	0	0
7.3. Prior years' profit at the end of period	14 273	14 273	2 517	2 517
7.4. Prior years' loss at the beginning of period	0	263	0	0
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
7.5. Prior years' loss at the beginning of period, after restatement to comparative data	0	263	0	0
a) additions, of which:	0	0	0	0
- transition of prior years' loss to be covered	0	0	0	0
-				
b) reductions, of which:	0	263	0	0
-coverage from reserve capital	0	263	0	0
7.6. Prior years' loss at the end of period	0	0	0	0
7.7. Prior years' profit (loss) at the end of period	14 273	14 273	2 517	2 517
8. Net profit (loss)	18 341	24 734	25 059	44 124
a) net profit	18 341	24 734	25 059	44 124
b) net loss	0	0	0	0
c) charges on the profit	0	0	0	0
II. Shareholders' Equity at the end of period (closing balance)	1 393 650	1 400 043	1 310 611	1 329 677
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	0	0	0	0

ORBIS S.A.

CASH FLOW SATEMENT

	3rd quarter 2002 ended Sept. 30, 2002	3 quarters 2002 ended Sept. 30, 2002 cumulative	3rd quarter 2001 ended Sept. 30, 2001	3 quarters 2001 ended Sept. 30, 2001 cumulative
A. Cash flows from operating activities - direct method				
I. Cash provided by operating activities				
1. Sales revenues				
2. Other income from operating activities				
II. Cash used in operating activities				
1. Goods and services purchased				
2. Net salaries and wages				
3. Social and health security, other benefits				
4. Taxes and charges				
5. Other operating expenses				
III. Net cash flows from operating activities (I–II)				
A. Cash flows from operating activities - indirect method				
I. Net profit (loss)	18 341	24 734	25 059	44 124
II. Total adjustments	38 063	56 003	18 082	33 250
1. Share in net (profits) losses of companies valued under the equity method	0	0	0	0
2. Depreciation and amortisation	18 175	51 789	16 599	49 621
3. (Gain) loss on foreign exchange differences	- 49	96	2 544	1 688
4. Interest and dividends	622	1 991	- 1 419	772
5. (Gain) loss on investing activities	1 206	1 218	- 7 093	- 7 802
6. Change in provisions	- 3 345	- 2 447	- 13 398	20 139
7. Change in inventories	838	1 987	788	2 323
8. Change in receivables	- 1 602	- 11 934	- 1 809	- 12 094
9. Change in current liabilities (excluding loans and bank credits)	13 339	13 526	4 932	- 9 162
10. Change in deferred and accrued expenses	7 428	- 4 100	17 596	- 12 563
11.Other adjustments	1 451	3 877	- 658	328
III. Net cash flows from operating activities (I+/-II)	56 404	80 737	43 141	77 374
B. Cash flows from investing activities	0	0	0	0
I. Cash provided by investing activities	267	709	9 187	58 441
1. Disposal of intangible assets and tangible fixed assets	254	696	7 143	7 775
2. Disposal of investments in real-estate and intangible assets	0	0	0	0
3. From financial assets, of which:	13	13	2 044	50 666
a) in subsidiary and associated companies	0	0	0	0
- *disposal of securities*	0	0	0	0
- dividends and shares in profits	0	0	0	0
- long-term loans collected	0	0	0	0
- interest received	0	0	0	0
- other income from financial assets	0	0	0	0
b) in other companies	13	13	2 044	50 666
- disposal of securities	0	0	0	48 622
- dividends and shares in profits	13	13	2 044	2 044
- long-term loans collected	0	0	0	0
- interest received	0	0	0	0
- other income from financial assets	0	0	0	0
4. Other investing income	0	0	0	0
II. Cash used in investing activities	- 18 690	- 56 901	- 32 421	- 134 404
1. Purchases of intangible assets and tangible fixed assets	- 18 662	- 56 808	- 30 059	- 101 594
2. Purchases of investments in real-estate and intangible assets	0	0	0	0
3. For financial assets, of which:	- 28	- 93	- 500	- 24 830
a) in subsidiary and associated companies	- 28	- 84	- 500	- 8 689
- acquisition of securities	- 28	- 84	- 500	- 8 689
- long-term loans granted	0	0	0	0
b) in other companies	0	- 9	0	- 16 141
- acquisition of securities	0	- 9	0	- 16 141
- long-term loans granted	0	0	0	0
4. Other investing expenses	0	0	- 1 862	- 7 980
III. Net cash flows from investing activities (I-II)	- 18 423	- 56 192	- 23 234	- 75 963
C. Cash flows from financing activities	0	0	0	0
I. Cash provided by financing activities	0	19 446	0	17 746
1. Issuance of shares and other capital securities and additional paid-in capital	0	0	0	0
2. Bank credits and loans contracted	0	19 446	0	17 746
3. Issuance of debt securities	0	0	0	0
4. Other financial income	0	0	0	0
II. Cash used in financing activities	- 22 515	- 29 145	- 4 334	- 11 594
1. Acquisition of own shares	0	0	0	0
2. Dividends and other payments to shareholders	- 18 431	- 18 431	0	0
3. Profit distribution expenses other than payments to shareholders	0	0	0	0

4. Payments of bank credits and loans	- 3 138	- 8 142	- 3 016	- 8 142
5. Redemption of debt securities	0	0	0	0
6. Payments of other financial liabilities	0	0	0	0
7. Finance lease commitments paid	0	0	0	0
8. Interest paid	- 946	- 2 572	- 1 318	- 3 452
9. Other financial expenses	0	0	0	0
III. Net cash flows from financing activities (I-II)	**- 22 515**	**- 9 699**	**- 4 334**	**6 152**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**15 466**	**14 846**	**15 573**	**7 563**
E. Change in balance-sheet cash and cash equivalents	**15 466**	**14 846**	**15 573**	**7 563**
- of which change in cash and cash equivalents due to foreign exchange differences	0	0	0	0
F. Cash and cash equivalents - beginning of period	**75 178**	**75 798**	**47 043**	**55 053**
G. Cash and cash equivalents - end of period (F+/-D)	**90 644**	**90 644**	**62 616**	**62 616**
- of which those with restricted availability	0	0	0	0

Signature of person
representing the Company

Andrzej Szułdrzyński
Vice president

Signature of person responsible
for the Company's accounting records

Lidia Mieleszko
Chief Accountant

Notes to the report for the 3rd quarter of 2002

1. Background

1.1 The report in question sets out the balance sheet according to the accounting books as of September 31, 2002 and 2002, and as of June 30, 2001 and 2002, the profit and loss account, the cash flow account and comparative data concerning the changes in the Company's equity as of the 3rd quarter of 2001 and as of the 3rd quarter of 2002.
The report in question covers the aggregate figures reported by all the organizational units that keep separate accounts and that altogether constitute the company ORBIS S.A.

1.2 The financial statements have been prepared on the assumption that the Company further continues its business operations.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the third quarter of the year 2002:

2.1 Basis for preparation of the financial statements

The financial statements of the Company were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or manufacture cost less depreciation write-offs calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654) and less write-offs for a permanent loss in value.

2.3 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those later acquired by the Company have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).
The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.
Work in progress is valued at acquisition price or manufacture price, taking into account exchange rate differences and interest due throughout the duration of investment financing.

In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the set sale price, the fair value of the fixed asset determined otherwise.
The titles to perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land due to the fact that the land has been gratuitously acquired from the local administrative authorities. The housing cooperative member's title to buildings and premises has been reported ay acquisition price.

Throughout the years 1998-2000, the Company benefited from an investment allowance (relief) in the income tax settlement.

2.4 Long-term investments

Long-term investments comprise real property which is not used by the Company since it was acquired for the purpose of generating economic benefits, long-term financial assets (participations, shares in other companies and long-term securities), intangibles as well as works of art. Real property is reported according to its fair value on the basis of a valuation performed by real property experts, while the remaining long-terms investments are valued at acquisition cost less depreciation write-offs due to permanent loss in value.

2.5 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been values at acquisition cost less depreciation write-offs due to permanent loss in value.

2.6 Short-term investments

Short-term investments are reported at acquisition cost or market price (value), whichever is lower, while the worth of short-term investments for which no active market can be found is determined otherwise according to their fair value.
The titles to perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land.

2.7 Creditors and debtors

Amounts due to creditors and from debtors, including loans and prepayments, are reported according to the actual value due to be paid.

Transactions in foreign currencies are reported according to the rate of exchange (sale or purchase) of the given currency as of the date of transaction applied by the bank which services the Company's transactions.

As of the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the foreign currency purchase rate quoted on the given day by the Company's bank, i.e. Bank Handlowy, which cannot be higher than that average rate announced by the National Bank of Poland for the given day, while all the amounts due to creditors denominated in foreign currencies are converted according to the currency sale rate for the given day, which

cannot be higher than that average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of write-offs to reduce the value of debtors. The following are the reasons to make a revaluation write-off:

- debtors are put into liquidation or bankruptcy,
- the court refuses to initiate the proceedings, if the debtor's property is not sufficient to satisfy the costs of the bankruptcy proceedings,
- debt is questioned by debtors,
- the financial standing and property of the debtor which is in default with the payment makes the collection of the debt unlikely,
- debt is overdue and there is a high degree of probability that the debt is uncollectible.

2.8 Stocks

Raw materials, semi-products and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price. The acquisition cost is posted to costs in its entirety at the moment of payment. If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.
During the tears, products in hotel shops are valued at their inventory sale prices including the output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the inventory price, hence as a result of goods are reported at the weighted average acquisition price.

2.9 Cash and cash equivalents

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the Company's transactions, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.10 Deferred costs and prepayments

Deferred costs (assets) are reported according to the nominal value of costs (expenses) actually incurred. Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets and a negative goodwill.

2.11 Income tax

According to the Polish regulations, the Company calculates the income taxes due to be paid in 2002 at 28% of its taxable income.
The Company sets up the provisions and determines the deferred income tax assets on the basis of asset revaluation posting the revaluation to reserves.
Provisions for deferred income tax (for positive temporary gains in the profit and loss account) are determined in the amount of the income tax which is to be paid in the future.

The main factors that affect the setting-up of a deferred income tax provision are as follows:
- applying a higher depreciation rate for tax purposes than for accounting purpose,
- reporting in revenues from unpaid interest on loans granted or debt securities (deposits),
- accounting of unrealized positive foreign exchange differences,
- accounting of unpaid default interest for overdue debts.

Deferred tax assets are determined in the amount equivalent to the sum which is anticipated to the deducted in the future from the income tax due to the temporary negative differences in the tax and book value of assets and liabilities and the value of tax loss which can be deducted in the future, with the adherence to the principle of prudence. The main factors that affect the creation of the assets are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- costs paid during the financial year (for instance, salaries, costs derived from provisions for salaries),
- interest calculated by not paid on loans under contacts,
- liabilities to employees for retirements benefits and jubilee awards,
- reported unrealized negative foreign exchange rate differences,
- reported and unpaid costs of energy and telephone connections,
- cost taxes,
- periodical hotel systems franchise fees paid in advance,
- reported and unpaid costs of other services
- benefiting from the capital cost allowance at purchase of fixed assets.

Deferred tax on operations settled directly from equity is also posted to equity.

2.12 Revenues

Sales have been assessed on the basis of invoiced amounts due for services rendered. Under financial operations, gains from the sale of securities are reported as income from financial operations, while income from foreign currency exchange transactions is the margin earned.

2.13 Equity

Equity and other assets and liabilities are assessed at their nominal value.
The item "revaluation reserve" includes the following:

- in respect of real property reported as long-term investments – the amount by which the value of investment increased as opposed to its market value is reported. Reduction in the value of investment previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation;
- in respect of the deferred tax – the increase of provisions and decrease of deferred tax assets relating to transactions settled against the equity is reported;
- in respect of fixed assets – the amounts equal to the value of increase in the value of fixed assets as a result of revaluation is reported. Reduction in the value of fixed asset previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation. Sale of fixed asset the value of which was increased as a result of revaluation results

in appropriating the respective amount previously posted to the revaluation reserve to supplementary capital;

- the value of perpetual usufruct of land disclosed in the balance sheet was reported as an increase of capital in 2002.

2.14 Provisions

The Company sets up provisions for claims and anticipated or contingent losses incurred in the course of on-going business transactions, i.e. for future liquidation of assets. The reserves are also created for potential future liabilities, the amount of which can be reliably assessed, including costs related with restructuring and liabilities to employees for retirement benefits and jubilee awards.

3. Changes in the principles of accounting and reporting in the financial statements

3.1 The information included in the financial statements and pertaining to the past periods has been presented taking account the changes introduced by the amended Accounting Act of September 29, 1994, in respect of the items that are of major importance for the Company, i.e.:

3.1.1 The profit and loss account includes the changes in reporting of positive foreign exchange rate differences and the accrued interest on receivables, unpaid as of the date of preparing the financial statements, which prior to January 1, 2002, were reported as deferred income.

3.1.2 In the balance sheet:

3.1.2.1. The titles to the perpetual usufruct of land have been disclosed in the asset column under the item "fixed assets" (prior to January 1, 2002, these titles were reported in the off-balance sheet registers). Moreover, the following other appropriations have been made:

- the purchased titles to perpetual use of land have been posted from intangible assets to fixed assets;
- long-term investments include real property, works of art (so far reported as fixed assets) and the title to a perpetual use of land posted from an off-balance register;
- the item long-term deferred costs includes the cost of generating capital that took place in 1998 (prior to January 1, 2002, this cost was reported as intangible assets) as well as the assets held on account of deferred income tax;
- short-term investments include the title to a perpetual use of land on which the Bristol hotel is located and the Bristol hotel building, as well as other buildings and means of transportation, posted from an off-balance register.

3.1.2.2. Under the "liabilities" item, the value of the reported titles to the perpetual usufruct of land (reported in the off-balance sheet register prior to January 1, 2002) has been posted to revaluation reserve, while the accrued expenses have been reported as other provisions for payments due.

3.1.3. Presentation adjustments have been introduced into the balance sheet for the second quarter of 2002 and the second quarter of 2001 related to the change in the definition of an associated entity by the Company. Under the assets' item of the

balance sheet, long-term financial assets in associated entities have been posted to financial assets of other entities, while under the liabilities' item, the value of liabilities to associated entities has been posted to long-term liabilities to other entities. These adjustments do not affect the balance sheet total.

4. Analysis of figures reported in the balance sheet

4.1. As of the end of the 3rd quarter of 2002, the balance sheet total grew by 4,52% as compared to the balance sheet total of September 30, 2002.

4.2 Assets:

Due to the nature of the Company's operations which holds substantial properties in the form of hotel buildings and land, the structure of assets is dominated by fixed assets (88.7%). Amongst them the main item are the tangible fixed assets (93.1%), i.e. buildings, premises, civil and water engineering constructions as well as land and titles to perpetual usufruct of land. Long-term investments, composed predominantly of long-term financial assets, constitute merely 5.8% of the total fixed assets. Over a half of the long-term financial assets are shares or interest in other entities. A major item of the long-term investments are also real properties. Long-term deferred costs composed in 91.9% of assets held as a result of deferred income tax account for 1% of assets.

Compared to the corresponding quarter of the past year, the share of current assets in total assets remains at almost the same level (10.7% in the 3rd quarter of 2001 and 11.4% during the reporting period). The main item with a growing share in the structure of current assets are the short-term investments (61.8% share in the structure of current assets), dominated in terms of value by cash and cash equivalents. Short-term debtors (25.5%) are mainly trade debtors. The share of stocks in the total structure of current assets has been declining steadily (from 9% at the end of the 3rd quarter of 2001 down to 6.5% at the end of the 3rd quarter of 2002), as a result of deliberate policy of the Company. Deferred costs and prepayments account for 6.3% of current assets and include prepaid or deferred operating costs such as payments towards property insurance and the obligatory insurance against civil liability, fees for perpetual usufruct of land, real property tax and write-offs for the company social fund as well as payroll and costs of equipment and repairs.

Fixed assets increased by 3.8% compared to the end of the 3rd quarter of 2001. The major growth (by 4.6%) was recorded in the tangible fixed assets as a result of inclusion in the balance sheet of rights to perpetual usufruct of land acquired gratuitously by way of administrative decisions, which by the end of 2001 had been reported as off-balance sheet items and reclassification of titles to perpetual usufruct of land so far reported as intangible assets.

As at the end of the 3rd quarter of 2002, the intangibles constituted 58.6% of their value at the end of the previous quarter. This is mainly attributable to the changes in presentation, implemented as a result of amendment of the Accounting Act. The acquired titles to perpetual usufruct of land and the cooperative member's right to premises which until 2001 had been reported as intangibles have now been posted to tangible fixed assets, while the costs of capital acquisition to long-term deferred costs and prepayments.

Long-term investments grew by 1.1% compared to the end of the 3rd quarter of 2001, reflecting no substantial change during the period in question. Financial assets in the remaining entities remained at the level as of the end of the 3rd quarter of 2001, while assets in associated entities declined by 20%.

During the 3rd quarter of 2002, the balance of current assets grew by 11% as compared to the end of the 3rd quarter of 2001. This increase is primarily attributable to a growth in the value of short-term investments (mainly cash and cash equivalents) by 44.8%. Short-term financial assets in associated entities concern granted loans and remain at the same level.

During the period in question, the value of stocks declined by 20% as a result of the implementation of stocks' management policy by the Company.
The level of short-term debtors fell by 21.4% and concerned predominantly trade debtors (by 38.1%), and to a minor extent settlements with business and public entities. During the 3rd quarter of 2002, the short-term deferred costs fell by 11.9% as compared to the corresponding period of the past year.

4.3 Liabilities

Some minor changes in the equity in the structure of the Company's financing take place from one calendar quarter to another. Equity continues to account for 85% of total liabilities. The initial capital constitutes 6.6% of the equity; supplementary capital accounts for 50.5% while the revaluation reserve for 40.1%.

The items "creditors" and "provisions" account for 14.2% of the total liabilities. Provisions for future liabilities account for 38.8% of the total liabilities, short-term creditors constitute 35.8% and long-term creditors account for 22.7%. Accruals and deferred income, mainly attributable to operating revenues, account for 2.7% of creditors and provisions for future liabilities.

Equity grew by 5.3% as compared to the end of the 3rd quarter of 2001. This growth was accompanied by an increase of the revaluation reserve by 8.6% and supplementary capital by 5%, as well as by an ever five-fold increase of the amount of the past year's profit. The revaluation reserve includes the value of the perpetual usufruct of land which has been reclassified from an off-balance sheet register as a result of amendment of the Accounting Act. The net profit at the end of the third quarter of 2002 equaled 56.1% of the figure generated in the third quarter of 2001, which is a significant improvement as opposed to the result reported at the end of the 2nd quarter of 2002.

At the end of the third quarter of 2002, the provisions for future liabilities accounted for 82.8% of this figure at the end of the third quarter of 2001. The major item in terms of value, representing 49.7% of all the provisions, was the provision for retirement benefits and equivalent, the balance of which declined by 26.4% as compared to the corresponding period of the past year. The amount of provision for deferred income tax dropped by 5.4%, whilst the remaining provisions decreased by 5.3% as compared to the balance at the end of the 3rd quarter of 2001. The remaining provisions include: long-term provision for costs related to take-over of leasing and short-term payroll reserves,

fees for the use of hotel reservation systems, membership fees, fees for the perpetual usufruct of land and franchise fees.

As compared to the end of the 3rd quarter of 2001, the sum of long-term creditors increased by 29.8% as a result of incurring a long-term credit.

The sum of short-term creditors grew by 13.2%. Liabilities to other entities constitute the majority and account for 86.5% of the total short-term creditors, while to special funds - for 12.8%. Liabilities to associated entities include only trade creditors, the balance of which declined by 20.1% as compared to the end of the 3rd quarter of 2001. Liabilities to other entities increased by 17.2%. This growth was mainly caused by the emergence of liabilities for securities of other entities. Trade creditors decreased (by 28.7%), and so did settlements with business and public entities (by 12.6%) and special funds (Social Benefits Fund) (by 5.6%).

Accruals and deferred income were by 32.2% lower than in the corresponding period of the past year. Short-term operating income (prepayments for services) declined by 32% while the remaining income fell by 38%.

5. Analysis of figures reported in the profit and loss account

In the 3rd quarter of 2002, the sales revenues generated by Orbis hotels equaled PLN 172 128 thousand and were by 8.2% lower than in the 3rd quarter of 2001. The number of available rooms in the Orbis hotel network increased by 3.5% up to 10 148 rooms. The number of room nights sold by hotels equaled 497 456 and was lower by 7.4% than in the corresponding period of the preceding year. Hence, the occupancy rate in hotels during the 3rd quarter of 2002 fell by 6.3 percentage point as compared to the 3rd quarter of 2001 and totaled 53.3%.

The average rate per room equaled PLN 205.7, reflecting a reduction by 1.2% as compared to the average rate during the third quarter of 2001. The average room rate in the business segment equaled PLN 267.4 and fell by 6.3%, while the number of room nights sold fell by 16.2%. The average room rate in the tourist segment went up by 12.1% to reach PLN 167.3, while the number of room nights sold to this customer segment fell by 0.9%. The revenue per available room in the Orbis hotel network equaled PLN 109.6 and declined by 11.6%. A clear deceleration in the rate of decline of the average daily rate in Orbis hotels during the third quarter of 2002 is a direct effect of the weaker exchange rate of PLN against the EURO. Particularly in the third quarter, such an exchange rate level allowed hotels to generate higher prices when making settlement in this currency in the segment of the foreign incoming traffic.

The share of business customers in the number of rooms sold fell to 38.8% as compared with 42.8% in the third quarter of 2001 and with 50.3% in the third quarter of 2000. Consequently, the share of tourists in the number of rooms sold grew to 61.2% as compared with 57.2% in the third quarter of 2001 and with 49.7% in the third quarter of 2000.

The decline in the number of rooms sold by the Orbis hotel network in the third quarter of 2002 is attributable to the GDP growth dynamics in Poland, forecasted as falling

within the range from 1.5% to 2.0%. Considering the present, enormously intense, development of competition at the hotel market in several cities in Poland, such rate of growth is insufficient for many hotels to achieve growth in sales of hotel services. In addition, the sales policy of newly opened hotels, which promote a new product on the market, compels all the operators to apply a deeply flexible rate policy and results in generating lower rates for rooms sold.

The shifting guest structure in Orbis hotels is also a consequence of the macroeconomic conditions prevailing in Poland; yet, it must be noted that the Orbis Group introduced a new guest classification rules as from the beginning of the year 2002, thus the figures of guest segmentation are not directly comparable to those of 2001. Should Orbis continue to use the guest classification framework applied in 2001, the decline in the number of rooms sold to business guests would have been lower and the decline in the number of rooms sold to tourists would have been higher.

In aggregate, the number of rooms sold in the third quarter of 2002 decreased. It equally concerns rooms sold to Poles as well as to foreign guests; however, this decline was deeper in case of foreigners. The share of Poles in the number of rooms sold equaled 26.2% and increased from 24.5%, whereas the overall number of rooms sold went down by 1.1%. The share of foreigners in the number of rooms sold fell from 75.5% down to 73.8% whereas the overall number of rooms sold declined by 9.5%. In the third quarter of 2002, the German guests accounted for the major share of rooms sold, i.e. 28.9%. This ratio, however, has also declined from 30.4% along with the decline in the number of rooms sold by 11.9%. The main reason behind the decrease in the number of arrivals of the German guests was the flood which affected Germany in the summer. In the third quarter of 2002, increases have been recorded in the number of rooms sold to guests from Israel (+16.6%), Spain (+5.9%), Austria (+17.8%), Russia and the Federation of Independent States (+17.8%). The greatest reductions have been noted in case of room sales to guests from the United States and Canada (-22.6%) which has been caused by a series of terrorist attacks initiated by the attack in New York and Washington in September 2001 and the present international situation.

The performance of the Orbis Group for the three quarters of 2002 reflects decelerated declines as compared to those recorded in the first 6 months of 2002. During the three quarters of 2002, sales declined by 11.7% down to PLN 472 647 thousand, with the number of rooms sold being at the level of 1 284 886 (decline by 9.3%). The number of available rooms during the three quarters of 2002 equaled 10 038 and increased by 1.6% as compared with the corresponding period of the past year. Hence, the occupancy rate in Orbis hotels during three quarters of 2002 fell by 5.6 percentage points as compared to the three quarters of 2001 and totaled 46.9%. The average rate per room equaled PLN 209.9 and fell by 4.9%. The average room rate in the business segment equaled PLN 260 and fell by 7.2%, while the number of room nights sold fell by 20.3%. The average room rate in the tourist segment went up by 9.4% to reach PLN 164.4, while the number of room nights sold to this customer segment increased by 4.2%. The revenue per available room in the Orbis hotel network equaled PLN 98.4 and declined by 15.1%. Corporate customers of Orbis S.A. purchased 49% of room nights declared for the three quarters of 2002 in their contracts executed with the Central Sales Office.

The share of business customers in the number of rooms sold fell to 47.8% as compared with 54.4% during the three quarters of 2001 and with 61.0% during the three quarters of 2000. Consequently, the share of tourists in the number of rooms sold grew to 52.2% as compared with 45.6% during the three quarters of 2001 and as compared with 39.0% during the three quarters of 2000. The share of Poles in the number of rooms sold during the three quarters of 2002 equaled 33.6% and increased from 32.6%, whereas the overall number of rooms sold went down by 6.7%. The share of foreigners in the number of rooms sold fell from 67.4% down to 66.4% whereas the overall number of rooms sold declined by 10.7%.

The Company continues employment restructuring program which brought about a drop in the employment level at the end of the 3rd quarter of 2002 by 12.7% as compared to the past year. The employment coefficient per available one room went down from 0.73 at the end of the 3rd quarter of 2001 to 0.63 in the year 2002.
The average remuneration in the amount of PLN 2 484 is by 0.6% lower than that paid out in the preceding year.

At the end of the 3rd quarter of 2002 the costs of finished products, goods for resale and raw materials sold were at the level of 90.4% of the costs recorded in the corresponding period of the preceding year, cost of sales was by 7.9% higher while the costs of general overheads were by 7.2% lower. In the 3rd quarter of the year 2002, these figures were as follows: the costs of finished products, goods for resale and raw materials sold at the level of 94% of the figure recorded in the preceding year, costs of sales were higher by 4%, whilst the costs of general overheads by 1.8%.

Net sales revenues after three quarters of 2002 represent 97.5% of total revenues, while costs of finished products, goods for resale and raw materials sold contribute 75.6% to the total costs; therefore changes of these items to a greatest extent affect the result generated by the Company.

After three quarters of the year 2002, Orbis S.A. generated operating profit equaling PLN 43.049. Considering the results of other operations, the operating profit equaled PLN 37 468 thousand, which accounts for 63% of the result achieved during the same period of time in 2001.

During three quarters of 2002, the Company generated financial income of PLN 4 877 thousand (by 41.8% lower than during the three quarters of 2001), while the costs came to PLN 3 996 thousand (by 14.2% higher than during the three quarters of 2001). In consequence, financial result was at the level of 18% of the last year's result. A major item in financial income includes income from interest and other financial income, comprising among others revenues from trade marks and revenues from the real property held as investments. Likewise, the dominant item of financial costs is the income from interest followed by financial costs (amongst others, the costs of the remaining revenues, loss on property liquidation).

Gross profit as at the end of the three quarters of 2002 totaled PLN 38 429 thousand, while in the corresponding period of the preceding year it amounted to PLN 64 391 thousand, which translates into a decline by 40%.

The net profit generated by the Company during the three quarters of the year 2002 came to PLN 24 734 thousand which accounts for 56.1% of the net profit recorded in the corresponding period of the preceding year. In the 3rd quarter of 2002 alone, the net profit amounted to PLN 18,341 thousand and recorded a decline by 26.8% as compared to the result in the 3rd quarter of 2001.

6. Analysis of information contained in the financial statements – comparative changes in equity

At the beginning of the 3rd quarter of 2002, the total equity was by 5.7% higher than in the corresponding period of the past year. No changes in the initial capital took place during the period in question.

The increase in the supplementary capital during three quarters of the year 2002 was a result of distribution of profit from the preceding years and posting certain amounts from the revaluation reserve to supplementary capital due to changes in the balance of assets. The decrease was brought about by the coverage of losses from previous year. The changes resulted in the growth of the balance of the supplementary capital during three quarters of the current year by 4.9%. As at the end of 3rd quarter of 2002, the supplementary capital was by 5% higher than at the end of the 3rd quarter of the year 2001.

The changes in the balance of the revaluation reserve during three quarters of the year 2002 have been caused by revaluation of real property, reclassification to investments and transfer of a certain amount from the revaluation reserve to the supplementary capital after the sale of fixed assets. However, these fluctuations did not bring any substantial change in the balance throughout the third quarter. However, as from the beginning of this year, the revaluation reserve increased by 4.7%. As compared to the end of the 3rd quarter of 2001, the revaluation reserve was by 8.6% higher.

During the three quarters of 2002, the past year's profits increased as a result of reclassification of fixed assets as investment; however, the reduction of this figure was caused by the distribution of the past year's profit. Some of the net profit generated during past years was allocated for the payment of a dividend, while the rest was transferred to equity under the item supplementary capital. The loss from the preceding years was covered from the supplementary capital. As at the end of the period in question, the profit from the past years totaled PLN 14 273 thousand.

In the period in question, the Company generated a net profit of PLN 24 734 thousand.

As a result of changes, as at the end of the 3rd quarter, the equity amounted to PLN 1 400 043 thousand and was by 5.3% higher than as at the end of the 3rd quarter of the year 2001.

7. Analysis of figures reported in the cash flow statement

The cash flow statement of the Company is prepared by indirect method.

After three quarters of 2002, the Company generated a positive net cash flow from operating activities which was by 4.4% higher than in the corresponding period of the past year despite a lower net financial result reported during the period in question.
It was due to a multitude of factors, such as limiting the stocks maintained by the Company and growth of short-term liabilities accompanied by a simultaneous receipt of certain receivables. Change in the balance of provisions for the anticipated liabilities and losses is related to the dissolution and use of the previously kept provisions, particularly those for liabilities towards employees (including jubilee awards) and to tax liabilities tot the State budget due to the end of the administrative proceedings.

The coefficient of net profit to the surplus of funds from operating activities for the three quarters of 2002 amounts to 30.6%, while in the comparable period it equaled 57%.

The capacity to generate cash and cash equivalents from operating activities for the three quarters of the year 2002 is assessed to be at the level of 80% but, taking into consideration figures for the 3rd quarter of the current year alone, it is by 19% higher.

As far as the investment operations are concerned, high costs incurred in relation to hotel modernization are not balanced by insignificant receipts from the disposal of fixed assets which, as a result, translates into negative flows in that field of activity. Expenditure incurred by the Company during three quarters of 2002 represents 42.3% of expenditure incurred in the corresponding period of 2001 while receipts account for a mere 1%.

The Company reported a negative cash flow from financial operations. Receipts from financial operations went up by 9.6% as compared to three quarters of the past year as a result of receipt of another tranche from a credit facility. The main element of expenditure was the payment of PLN 18 431 by way of dividend to shareholders.

Owing to favorable cash flows in operating activities, the Company closed the 3rd quarter of the year 2002 with a positive cash balance.

8. Additional information

8.1 As of September 30, 2002, the value of the Company's share capital amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

Shareholder	Share of votes at the General Assembly as of September 30, 2001.	Changes from September 30, 2001, till September 30, 2002	Share of votes at the General Assembly as of September 30, 2002.	No of shares as of September 30, 2002.
Accor S.A..	20%	7.17 % pt	27.17%	12 519 251
Reib International Holdings Limited	12.42%	-2.05 % pt	10.37%	4 778 190
State Treasury	6.24%	-2.17 % pt	4.07%	1 875 000
Globe Trade Centre S.A	5%	-	5%	2 303 853
JP Morgan Fleming Asset Management Ltd.	0%	5.00 % pt	5%	2 307 600
CU OFE BPH CU WBK	0	4.34 % pt	4.34%	2 000 000
Other shareholders	56.34%	-12.29 % pt	44.05%	20 293 114
Accor S.A.	20%	7.17 % pt	27.17%	12 519 251

9. Other events affecting the Company's financial standing

9.1 On January 25, 2002, the Extraordinary General Assembly of Orbis Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2001/.

9.2 On March 12, 2002, the Supervisory Board of Orbis S.A. passed a Resolution no 10/V/2002 whereby it decided to prolong the agreement with a licensed auditor Deloitte & Touche Services Sp. z o.o., having its corporate address in Warsaw, at 6, Fredry street, registered on the list of chartered accountants under the number 73, that has been co-operating with Orbis S.A. and has audited its financial statements since the year 2000 and to entrust the said auditor with the task of examining and auditing the financial statements of the company Orbis S.A. and the consolidated financial report of the Orbis Group for the year 2002 as well as financial statements for years 2001 and 2002 prepared according to the International Accounting Standards.
/Current report no 7/2001/.

9.3 On May 21, 2002, the Supervisory Board appointed the following persons as members of the Management Board in Orbis S.A. for the 5th term of office of the Board:
1/ Maciej Grelowski - President of the Management Board
2/ Ireneusz Węgłowski - Vice-President of the Management Board
3/ Andrzej Szułdrzyński - Vice-President of the Management Board
4/ Krzysztof Gerula - Vice-President of the Management Board
5/ Yannick Rouvrais - Member of the Management Board

The above mentioned persons served as members of the Orbis S.A. Management Board during the fourth term of office of the Board.
/Current report no 12/2001/.

9.4 The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 26, 2002. The Assembly approved:

1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2001 and allocation of the reserve capital to cover the past years' loss reported in the balance sheet prepared as at December 31, 2001;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
3. Financial statements of the Company for the financial year 2001 including:
   - balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,291,770,534.89 (say: one billion two hundred ninety one million seven hundred seventy thousand five hundred and thirty four Polish Zloty and 89 Grosze);
   - profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze);
   - cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 20,745,211.02 (say: twenty million seven hundred forty five thousand two hundred and eleven Polish Zloty and 02 Grosze);
   - additional notes;
4. Apportionment of the net profit generated during the financial year ended December 31, 2001, amounting to PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze) to:
   - reserve capital - amount of PLN 32,547,216.81 (say: thirty two million five hundred forty seven thousand two hundred and sixteen Polish Zloty and 81 Grosze),
   - dividend - amount of PLN 18,430,803.20 (say: eighteen million four hundred thirty thousand eight hundred and three Polish Zloty and 20 Grosze);

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2001.

The Ordinary General Assembly of Shareholders also granted its consent for the allocation of the Company's reserve capital to cover the past years' loss in the amount of PLN 263,496.96 (say: two hundred sixty three thousand four hundred and ninety six Polish Zloty and 96 Grosze) reported in the balance sheet prepared as at December 31, 2001.

9.5 The Ordinary General Assembly of Shareholders also approved the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2001, including:

- consolidated balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,382,315,000 (say: one billion three hundred eighty two million three hundred and fifteen thousand Polish Zloty);

- consolidated profit and loss account for the period from January 1, 2001 up till December 31, 2001 showing a net profit of PLN 51,201,000 (say: fifty one million two hundred and one thousand Polish Zloty);
- consolidated cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 18,985,000 (say: eighteen million nine hundred and eighty five thousand Polish Zloty);
- additional notes;
- report on the activity of the group during the year 2000.

9.6 The Ordinary General Assembly of Shareholders also granted its consent for.

1) transfer, by way of an open unlimited tender, of the ownership title to the real property located in London, at Cumbrian Gardens 67 NW2 and 1ED, along with furnishings;
2) transfer of the title to land with buildings located in Zielona Góra at 9a, Staszica street;
3) transfer, without recourse to the tender procedure, to the Municipal Office in Zielona Góra, of the title to perpetual usufruct of land located in Zielona Góra, at Stanisława Wyspiańskiego street, registered in the land and mortgage register KW 39818 kept by the District Court in Zielona Góra;
4) transfer, by way of an unlimited public written tender, of the title to real property located in Poznań, at 12, Św. Wincentego street, composed of:
   - right of perpetual usufruct of a plot of land no 5/11 (central map section, sheet 6-7) having an area of 7310 m^2,
   - ownership title to laundry building having an area of 2,360 m^2,
   - ownership title to storehouse having an area of 720 m^2,
   - ownership title to local electric energy & trafo station having an area of 28.5 m^2,

   registered in the land and mortgage register no KW 120879 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division;
5) acquisition of the right of perpetual usufruct of:
   - a plot of land no 3/2 having an area of 122 m^2,
   - and plot no 7/1 having an area of 930 m^2,

   registered in the land and mortgage register no KW 139916 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.
6) sale of the right of perpetual usufruct of real property located in Sosnowiec, at 5, Kresowa street, composed of a part of the plot no 1/43 having an area of 708 m^2 registered in the land and mortgage register no KW 24172 kept by the District Court, VI Land and Mortgage Registry Division in Sosnowiec without recourse to the tender procedure.

9.7 The Ordinary General Assembly of Shareholders further approved for implementation Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand, that has been approved for implementation by virtue of resolution no 6 of the Extraordinary General Assembly of "Orbis" S.A. dated October 3, 2000.

/Current report no 17/2001/.

9.8 On June 26, 2002, the "Orbis" S.A. Supervisory Board appointed Mr. Laurent Picheral as a member of the "Orbis" S.A. Management Board for its 5th tenure.
/Current report no 18/2001/.

9.9 On July 1, 2002, Orbis S.A. and Accor Poland executed an Amending Annex to the Conditional General Franchising Agreement executed on July 26, 2000, relating to the Novotel Warszawa Centrum Hotel in Warsaw, by virtue of which the said hotel, owned by "Orbis" S.A. and so far operating as the Forum hotel in Warsaw, as from July 1, 2002 began its operations under the Novotel mark. At present, the hotel is undergoing refurbishment works which are planned to be finalized in mid-2004.
/Current report no 21/2002/

9.10. The rating agency Fitch Ratings awarded a domestic long-term rating to Orbis S.A. The Company was rated "A-(pol)" with a stable perspective. Thus, the process of changing the rating awarded by CERA S.A. for a domestic rating by Fitch Ratings has been finalized.

The said rating reflects the leading position of Orbis S.A. at the Polish hotel market, a good credit profile, participation of Accor as a strategic investor in the Company as well as susceptibility of the hotel industry to fluctuations of business trends.

Domestic rating at "A(pol)" level stands for "high credibility as compared to other business operators evaluated in the same country. However, changes in the environment or business conditions might affect the capability to timely perform financial obligations to a greater extent than in the case of financial obligations classified into a higher category."
/Current report no 24/2002/

9.11. On August 23, 2002, "Orbis" S.A. signed an agreement with CA-IB Financial Advisers Ltd., which leads an advisory consortium composed of SGandR Valuation Services Company acting as a branch in London, Great Britain, of HVS International – an American company, BDO Polska Ltd. and Allen and Overy, A. Siemiątkowski LLP. The consortium will advise in carrying out the share purchase transaction in companies Hekon Hotele Ekonomiczne S.A. and Societe d'Exploitation Hotel Ltd. that manage the hotel assets of Accor Poland.
/Current report no 26/2002/

9.12 On September 20, 2002, Orbis S.A. and the Polish oil corporation, Polski Koncern Naftowy ORLEN S.A signed a letter of intent and an agreement concerning purchase by PKN ORLEN S.A. of shares in the company AWSA Holland II BV established under the Dutch law ("Company").

The projected transaction will involve 165,924 of the Company's shares (i.e. all the shares held by Orbis S.A.), being the sole shareholder of the company operating under the business name AWSA Holland I BV, established under the Dutch law, holding 98.85% of shares in the company operating under the business name Autostrada Wielkopolska S.A. established under the Polish law.

The agreement provides for a prepayment towards the Company's share sale price to Orbis S.A. in the amount of PLN 20,000,000. The purchase price and the remaining terms of the above-mentioned transaction shall be determined by Orbis S.A. and PKN ORLEN S.A. in the course of further negotiations.
/Current report no 28/2002/

9.13 On October 24, 2002, the Company signed an Annex to the Agreement executed with PKN Orlen S.A. on September 20, 2002, concerning purchase by PKN Orlen S.A. of shares in a company established under the Dutch law and operating under the business name AWSA Holland II BV. By virtue of the said Annex, the parties have prolonged, until November 15, 2002, the deadline for conclusion of negations by way of signing the share sale agreement.

In consequence of signing the Annex with PKN Orlen S.A., the validity of the option to demand the repurchase of shares by Kulczyk Holding S.A., exercisable by Orbis S.A., has been prolonged until December 31, 2002.
/Current report no 32/2002/

10. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 139 million, which corresponds to 10% of the Company's equity shown in the balance sheet prepared as of September 31, 2002, were initiated against or by the Company.

10.1. Amongst the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, plot no 51/1, 51/2 and 51/3, having a total area of 330 m^2, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.
b) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings. The date of the hearing has been fixed at November 15, 2002.
c) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected. The date of the hearing has been fixed at November 7, 2002.

d) In a letter dated July 4, 2002, Orbis S.A. applied to the head of the Warsaw-Centrum Commune, Mr. Jan Wieteska, with a request to apply (consider the purposefulness of applying) to the Minister of Internal Affairs and Administration to declare as invalid, on the grounds of Article 156 § 1 point 2, that the decision of the National Property Committee dated February 1, 1994, which upheld in force the decision of he Warsaw Voivod dated August 16, 1993, concerning refusal to declare acquisition, by operation of the law, by the Warsaw-Śródmieście District Commune, of real property with buildings, located in Warsaw, at 13, Krakowskie Przedmieście street, along with declaring the invalidity of the latter decision. So far, no response has been received.

10. 2. Kasprowy Hotel in Zakopane.

The case pending before the District Court in Nowy Targ was initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. At present, the case will again be adjudicated by administrative authorities of the first instance. The case filed have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The date of the hearing has not yet been fixed.

10.3. Kasprowy Hotel in Zakopane.

The case concerning termination of the right to perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings.

10.4. Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real

property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m^2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the resident of the Municipal Office and the Municipal Council issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Municipal Office and the Municipal Council applied for its rejection.

10.5. Grand Hotel in Warsaw.

On March 20, 2000, the successor to the former co-owner of the land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of 23m^2), located at 19, Wspólna street, Mrs. Joanna Ostrowska-Bazgier, applied to the Housing and Municipal Development Office to declare invalidity of the administrative decision issued by the President of the City of Warsaw on April 11, 1950, that refused to grant to the former owners the right to temporary ownership of the real property. The application was not reviewed and in a decision dated August 21, 2000, and December 11, 2000, the President of the Housing and Municipal Development Office refused to declare the said decision as invalid. On January 16, 2001, Joanna Ostrowska-Bazgier filed a complaint before the Supreme Administrative Court against the decision dated December 11, 2000, passed by the President of the Housing and Municipal Development Office that refused to declare the said decision invalid, while the President of the Municipal Office and the Municipal Council applied for its rejection. By a decision dated September 20, 2002, the Supreme Administrative Court revoked the decision of the President of the Municipal Office and the Municipal Council on the grounds of "Material breach of case law" and "failure to explain precisely what exactly was the subject of the proceedings".

10.6. Grand Hotel in Warsaw.

The case was initiated by Mr. Romuald Wrzecian to declare invalidity of the decision no PB/3318/50/U/4804/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of 478m^2), located at 16, Hoża street. The President of the Municipal Office and the Municipal Council issued a decision whereby it refused to declare invalidity of the appealed-against decision of June 12, 1950. Next, by a decision dated February 14, 2002, having examined the application for a review of this case, the President of the Housing and Municipal Development Office upheld in force the appealed decision of August 30, 2001.

10.7. Mercure-Unia Hotel in Lublin.

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of

KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m^2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m^2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the right to perpetual usufruct of the real property located in Lublin, at Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. The case is pending.

10.8. Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m^2.

10.9. Polonez Hotel in Poznań.

Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m^2 and no 7/1 with an area of 930 m^2.

10.10 Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. Upon request of the Housing and Municipal Development Office, Orbis S.A. has delivered a copy of a decision of the Voivodship Office in Warsaw dated September 30, 1996, concerning acquisition, by operation of law, as from December 5, 1990, by the state-owned company Orbis, of the title to perpetual usufruct of developed land, owned by the State Treasury, located at Królewska street, having a total area of 6 595 m^2,

10.11 Hotel Novotel Centrum in Warsaw.

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m^2, mortgage no 5021. By a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to again review the case terminated by the said decision of May 16, 2002. The case is pending.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,130 m^2.

The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership (at present – the right to perpetual usufruct) of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. No decision was issued in this case.

10.12. Sofitel in Kraków.

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat.

107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for the rejection of the complaint. The case is pending.

10.13. Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Poznań - Novotel Centrum Poznań Hotel,
  - Malta Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Wrocław - Motel Wrocław,
  - Novotel Wrocław,
- in Warsaw - Sofitel Victoria,
  - Management Board's Office, at 16, Bracka street.

11. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on September 30, 2002 1 EUR = PLN 4.0782
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.8284
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on September 30, 2001 1 EUR = PLN 3.8810
4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.6622

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive, Main Accountant

Warsaw, November 5, 2002.